Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceuticals, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to send this brochure to certain of its stockholders beginning on or around May 17, 2019.

IMPORTANT MESSAGE FOR ALL FLEX PHARMA SHAREHOLDERS The Proposed Merger of Flex Pharma’s subsidiary and Salarius Would Create: A Nasdaq-Traded, Clinical-Stage Oncology Company Targeting the Epigenetic Causes of Cancers. The Flex Pharma Special Meeting Will be Held on June 14, 2019. Every Vote Counts: Support the merger TODAY by voting FOR ALL the proposals. Vote by telephone, internet or mail by following the instructions on the enclosed proxy card. A VOTE AGAINST ANY PROPOSAL PUTS THE MERGER AT RISK.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL PROPOSALS TODAY. Flex Pharma’s management believes that the proposed transaction will position the combined company to recognize multiple value inflection points based on Salarius’ clinical pipeline, which targets rare, orphan cancers with no targeted treatments and cancers that have a high unmet need. After the merger, Flex Pharma stockholders will own approximately 19.9% of the combined company and will also receive a right to receive warrants, six months and one day following the closing of the merger, adding potential value to their shares. Flex Pharma’s Board of Directors unanimously recommends that shareholders vote “FOR” each of the proposals listed in your proxy materials, including items #1-3 which are required for consummation of the merger: Will allow Flex to issue common stock to #1 Salarius investors to affect the merger, as well as to issue warrants to Flex’s current shareholders #2 Will allow a reverse split of Flex stock needed to maintain our valuable Nasdaq listing #3 Will allow the future merged company to be named Salarius Pharmaceuticals, Inc. “After completing a comprehensive and highly competitive selection process, we are confident that the proposed transaction with Salarius offers the best opportunity for significant near- and long-term value creation.” William K. McVicar, Ph.D. Flex Pharma President and CEO

FLEX PHARMA AND SALARIUS BELIEVE THAT THE COMBINED COMPANY WILL OWN A DIFFERENTIATED, CLINICAL-STAGE PRODUCT DEVELOPMENT PIPELINE THAT ADDRESSES SIGNIFICANT UNMET NEEDS IN ONCOLOGY. Salarius’ lead compound, Seclidemstat, targets the epigenetic dysregulation underlying Ewing sarcoma, a devastating pediatric, adolescent and young adult bone cancer for which no targeted therapies currently exist. Seclidemstat is a differentiated, reversible inhibitor of the lysine-specific demethylase 1 enzyme, or LSD1, which is a widely studied epigenetic enzyme and a validated drug target for clinical development. Salarius is currently enrolling patients in an open-label Phase 1 dose escalation/dose expansion study. Salarius recently completed a $6.4 million private placement, which combined with cash from Flex Pharma is expected to fund the combined company to mid-2020, allowing it to report early cohort data from an ongoing Phase 1 Ewing sarcoma trial. SOMETHING THIS IMPORTANT CANNOT TAKE PLACE WITHOUT YOUR SUPPORT.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR FEW SHARES YOU OWN. Support the Merger Today by Following the Instructions on Your Enclosed Proxy Card and Voting “FOR” Each of the Proposals Listed. If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies: Innisfree M&A Incorporated Shareholders Call Toll-Free: 888-750-5834 Banks and Brokers Call Collect: 212-750-5833 Forward-Looking Statements Certain statements in this communication regarding the proposed transaction (including statements relating to satisfaction of the conditions to consummation of the proposed transaction, the expected ownership of the combined company, and value creation) constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements are usually identified by the use of words such as “believes,” “expects,” “will,” “would,” and variations of such words or similar expressions. Flex intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect Flex’s current views about its plans, intentions, expectations, strategies and prospects, which are based on the information currently available to it and on assumptions it has made. Although Flex believes that its plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and uncertainties that are beyond its control. Risks and uncertainties for Flex Pharma, Salarius and of the combined company include, but are not limited to: inability to complete the proposed transaction; costs and potential litigation associated with the proposed transaction; failure or delay in obtaining required approvals by Nasdaq or any other governmental or quasi-governmental entity necessary to consummate the proposed transaction; failure to obtain the necessary stockholder approvals or to satisfy other conditions to the closing of the proposed transaction; a superior proposal being submitted to Flex Pharma; the ability of the proposed transaction to increase stockholder value; an inability or delay in obtaining required regulatory approvals for product candidates; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; failure to realize any value of certain product candidates; risk that the market for the combined company’s products may not be as large as expected; uncertainties of cash flows, expenses and inability to meet working capital needs; risks associated with the possible failure to realize certain benefits of the proposed transaction; failure to maintain the combined company’s management team or board of directors; and other risks and uncertainties detailed in the risk factors section of Flex Pharma’s registration statement on Form S-4 (File No. 333-229666), Form 10-K and Forms 10-Q filed with the SEC, as well as other filings Flex Pharma makes with the SEC from time-to-time. Many of these factors that will determine actual results are beyond Flex Pharma’s, Salarius’ or the combined company’s ability to control or predict. Flex Pharma disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement/ prospectus/information statement, which was declared effective by the SEC on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement/prospectus/information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement/prospectus/information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus/information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction. You may obtain free copies of the registration statement, definitive proxy statement/prospectus/information statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement and definitive proxy statement/ prospectus/information statement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com. Participants in Solicitation Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement/prospectus/information statement. You may obtain free copies of these documents as described in the preceding paragraph. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.